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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934


For the fiscal year ended June 30, 1999



[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from __________ to __________



Commission file number 0-15383




              CEM CORPORATION SALARY REDUCTION PROFIT SHARING PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)


                                 CEM CORPORATION
--------------------------------------------------------------------------------
               (Exact name of Issuer as specified in its charter)


      North Carolina                                     56-1019741
(State of Incorporation)                    (I.R.S. Employer Identification No.)


                    3100 Smith Farm Road, Matthews, NC 28105
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


               Post Office Box 200, Matthews, North Carolina 28106
--------------------------------------------------------------------------------
                (Mailing address of principal executive offices)

                              REQUIRED INFORMATION





ITEMS 1-3 are not being submitted pursuant to ITEM 4.



ITEM 4 - This plan is subject to ERISA and is filing plan financial statements and schedules prepared accordingly.



EXHIBIT 1 - Consent of Independent Accountants


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.






                            CEM CORPORATION SALARY REDUCTION PROFIT SHARING PLAN

                            By:  /s/ Richard N. Decker
                                 -----------------------------------------------
                                     Richard N. Decker
                                     Secretary of the Administrative Committee



Dated: December 22, 1999




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

                                                                       Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-87676) of CEM Corporation of our report dated December 10, 1999 relating to the financial statements of the CEM Corporation Salary Reduction Profit-Sharing Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP


Charlotte, North Carolina
December 22, 1999



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CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
JUNE 30, 1999 AND 1998





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CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Accountants                                           2

Financial Statements:

    Statements of Net Assets Available for Plan Benefits
       as of June 30, 1999 and 1998                                         3

    Statements of Changes in Net Assets Available for Plan Benefits
       for the years ended June 30, 1999 and 1998                           4

    Notes to Financial Statements                                         5 - 7

Supplemental Schedules:

    Line 27a- Schedule of Assets Held for Investment Purposes
      as of June 30, 1999                                                   8

    Line 27d- Schedule of Reportable Transactions
      for the year ended June 30, 1999                                      9



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

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrative Committee
CEM Corporation Salary Reduction Profit-Sharing Plan



In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the CEM Corporation Salary Reduction Profit-Sharing Plan (the "Plan") at June 30, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Charlotte, North Carolina
December 10, 1999


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CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                  1999             1998

Investments                                  $  12,839,833     $  10,093,721

Contribution receivable:
  Employer                                         302,222           417,580
  Participants                                      17,260            16,203
  Accrued interest and dividends                       938             2,601
  Cash                                                  --             1,317
                                             -------------     -------------
    Total assets                                13,160,253        10,531,422


Accrued expenses                                     3,205             4,046
                                             -------------     -------------

    Net assets available for plan benefits   $  13,157,048     $  10,527,376
                                             =============     =============


   The accompanying notes are an integral part of these financial statements.


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


CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                  1999             1998

Additions to net assets attributed to:
  Investment income:
    Interest and dividends                   $     550,743     $   1,027,053
    Net appreciation in fair value of
      investments                                1,776,572           877,693
    Loan interest                                   10,837             9,752
                                             -------------     -------------
                                                 2,338,152         1,915,398

  Investment expenses                               20,783            22,988
                                             -------------     -------------

      Net investment income                      2,317,369         1,892,410

  Contributions:
    Employer                                       479,715           562,571
    Participant                                    453,214           369,770
                                             -------------     -------------

      Total additions                            3,250,298         2,824,751

Deductions from net assets attributed
  to benefits paid to participants                 620,626           884,430
                                             -------------     -------------

    Net increase                                 2,629,672         1,940,321

Net assets available for Plan benefits:
  Beginning of year                             10,527,376         8,587,055
                                             -------------     -------------
  End of year                                $  13,157,048     $  10,527,376
                                             =============     =============


   The accompanying notes are an integral part of these financial statements.


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

CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the CEM Corporation Salary Reduction Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a comprehensive description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering substantially all employees of CEM Corporation (the "Company") with 1,000 hours of qualified service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ADMINISTRATIVE COSTS
     Administrative costs of the Plan are paid by the Plan.

     CONTRIBUTIONS
     The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring 1 to 10% of annual compensation up to specified maximums. Participant contributions are fully vested at all times. As stipulated by the Internal Revenue Service, employees could not contribute more than $10,000 during 1999 and 1998.

     The Company matches specified percentages of participant contributions as defined in the Plan Agreement. Additional employer contributions are determined annually by the board of directors. Participants fully vest in employer contributions after three years of service.

     PARTICIPANT ACCOUNTS
     Additional employer contributions and forfeitures are allocated to individual participant accounts based on the ratio that each participant's annual compensation, as defined by the Plan, bears to the total annual compensation, as defined by the Plan, of all participants. Forfeitures totaled $1,302 and $8,929 in 1999 and 1998, respectively. Investment income is allocated to the individual participant accounts in the ratio to which the value of each participant's account bears to the total value of all participant accounts.

     LOANS
     Effective January 1, 1996 participants were permitted to obtain loans against their vested account balance. Participants may borrow a minimum of $1,000 not to exceed the lesser of 50% of their vested amount or $50,000. The loans bear interest at rates of prime plus 2% and are collected via payroll deductions.

     DISTRIBUTION OF BENEFITS
     Benefits provided by the Plan are paid by the administrator from net assets available for benefits. Participants are entitled to the vested share of contributions, forfeitures and investment income (including net realized and unrealized gains and losses) allocated to their accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

     The following are significant accounting policies followed by the Plan:

     BASIS OF PRESENTATION
     The financial statements of the Plan have been prepared on the accrual basis of accounting.


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CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------

     INVESTMENTS
     Investments are recorded at their fair market value as determined by quoted prices in an active market, except for participant loans which are stated at the outstanding principal balance.

     NET APPRECIATION (DEPRECIATION)
     The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     PAYMENT OF BENEFITS
     The Plan records benefit payments when paid. The Plan had no benefits payable at June 30, 1999 and 1998.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.   INVESTMENTS

     The Plan's investments are held in a broker-administered trust fund. Investments that represent 5% or more of the Plan's net assets are separately identified.

     Participant-Directed Funds at Fair Value

                                                   June 30,          June 30,
                                                     1999              1998
                                                -------------     -------------

     Money market funds                         $     493,295     $          --
     Guaranteed investment contract                        --           446,102
     Participant loans                                107,738           103,497
     Mutual funds:
       Fidelity Balanced Fund                              --         2,999,827
       Fidelity Magellan Fund                              --         1,452,905
       Invesco Total Return Fund                    2,888,134                --
       Janus Fund                                   5,911,652         3,243,472
       Janus Worldwide Fund                         1,080,587           270,115
       Schwab S&P 500 - Investor Shares             1,236,664                --
       Other                                          898,975         1,102,109
     Stock fund                                            --           475,694
     Self directed brokerage accounts                 222,788                --
                                                -------------     -------------
          Total Investments                     $  12,839,833     $  10,093,721
                                                =============     =============


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

CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------

     During 1999 the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $1,776,572 as follows:

                                                                Year Ended
                                                               June 30, 1999
                                                               -------------

     Money market funds                                        $          82
     Mutual funds                                                  1,827,154
     Stock fund                                                      (50,534)
     Self directed brokerage accounts                                   (130)
                                                               -------------
         Net change in fair value                              $   1,776,572
                                                               =============

     Each participant has the option of investing in any or all of the available funds, which include: the Invesco Total Return Fund, the Janus Fund, the Schwab S&P 500 Investors Shares Fund, the Strong Opportunity Fund, the Baron Asset Fund, the Janus Worldwide Fund, the Schwab Institutional Advantage Fund, the Personal Choice Retirement Fund, and CEM Corporation Common Stock. The Invesco Total Return Fund is a balanced fund consisting of equity, fixed income, and cash equivalents. The primary goals of the Invesco Total Return Fund is to provide growth and income for the investor. The Janus Fund is a large capitalization growth-oriented equity fund. The primary goal of the Janus Fund is to provide long-term growth of the investor's assets. The goal of the Schwab S&P 500 Investors Shares Fund is to track the total return of the S&P 500 Index. The Strong Opportunity Fund is a mid-cap fund that seeks capital appreciation. The Baron Asset Fund is a small capitalization equity fund whose primary goal is to provide long-term capital appreciation. The primarily goal of the Janus Worldwide Fund is to seek long-term growth of capital consistent with preservation of capital. Investments are made in foreign and domestic common stocks, usually spread across at least five different countries. The Fund may also invest in preferred stocks, warrants, government securities, and corporate debt, and may use derivatives for hedging purposes or as a means of enhancing returns. The Schwab Institutional Advantage Fund is a short-term money market fund. The Personal Choice Retirement Fund is a fund whose assets are selected and managed by the employee. The employee may build their fund using any investment options available through Schwab.

4.   TAX STATUS

     The Plan has received a letter of determination from the Internal Revenue Service dated February 22, 1996, advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


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



                             SUPPLEMENTAL SCHEDULES

CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF JUNE 30, 1999
--------------------------------------------------------------------------------

                                        NUMBER                         MARKET
                                       OF UNITS         COST           VALUE
                                       --------      ----------     ------------
Money market fund:
  Schwab Institutional Advantage*       492,911      $  492,911     $    492,911
  Stock Liquidity                           384             384              384
Participant loans:
  Loan fund                                  --         107,738          107,738
Mutual funds:
  Baron Asset Fund                        7,202         371,420          436,676
  Invesco Total Return Fund              87,466       2,360,043        2,888,134
  Janus Fund                            147,056       4,019,915        5,911,652
  Janus Worldwide Fund                   20,224         895,283        1,080,587
  Schwab S&P 500 - Investor Shares*      58,141       1,009,740        1,236,664
  Strong Opportunity Fund                10,384         432,422          462,299
Self directed brokerage accounts:
  Personal Choice Retirement            222,788         222,917          222,788
                                                     ----------      -----------
                                                     $9,912,773      $12,839,833
                                                     ==========      ===========

* Party in interest







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


CEM CORPORATION
SALARY REDUCTION PROFIT-SHARING PLAN
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 1999
--------------------------------------------------------------------------------

                                                        NUMBER      AMOUNT      NUMBER    MATURITY    COST                  GAIN
                                                          OF          OF          OF     OR SELLING    OF       EXPENSES    (LOSS)
       DESCRIPTION OF ASSETS OR TRANSACTIONS           PURCHASES   PURCHASES    SALES      PRICE      ASSETS    INCURRED    ON SALE

Category (I) - Single transactions in excess of 5% of Plan assets:
  Janus Fund                                                     $  970,217             $       --  $       --  $      --  $     --
  Fidelity Balanced Fund                                                                 2,401,927   2,296,183         --   105,744
  Fidelity Magellan Fund                                                                   970,217     886,568         --    83,649
  Invesco Total Return Fund                                       2,401,927

Category (II) - Series of transactions, with the same person, in a security issue aggregating 5% of Plan assets:
  None

Category (III) - Series of transactions in a security issue aggregating 5% of Plan assets:
  Bankers Trust Pyramid GIC Fund                           20        61,195         8      507,297     507,297         --        --
  Fidelity Balanced Fund                                    1       222,242         9    2,772,373   2,626,302         --   146,071
  Fidelity Magellan Fund                                   --            --        12    1,298,444   1,136,542         --   161,902
  Janus Fund                                              120     2,351,348        53    1,246,862   1,012,025         --   234,837
  T. Rowe Price International Stock Fund                   --            --         4      425,277     407,641         --    17,636
  Schwab Capital S & P 500 Fund*                           16       115,180         3      434,707     490,929         --   (56,222)
  Baron Asset Fund                                         96       374,983        25      245,845     249,027         --    (3,182)
  Invesco Value Trust Total Return Fund                    97     3,002,088        49      676,777     632,084         --    44,693
  Janus Worldwide                                         107       856,287        32      240,978     220,292         --    20,686
  Schwab Government Money Fund*                             9            19         2           55          55         --        --
  Schwab Institutional Advantage Money Fund*               98       959,110        31      466,199     466,199         --        --
  Schwab S&P 500 - Investor Shares*                        97     1,239,199        21      271,429     230,153         --    41,276
  Strong Opportunity Fund                                  43       287,487        17      107,077     110,765         --    (3,688)
  Schwab US Treasury Money Fund*                           24           440         6           56          56         --        --

Category (IV) - Single transactions, with the same person, in excess of 5% of Plan assets:
  None

* Party in interest





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